UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    August 1, 2011

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Filing of Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, August 1, 2011 — Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Koichi Miyata) hereby announces that, on July 29, 2011 (Eastern Daylight Time) we filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at our website at http://www.smfg.co.jp/english/investor/financial/annual.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of our American Depositary Receipts may request a hard copy of our complete audited financial statements free of charge through our website.

    (Attachment)

(Reference 1)	Consolidated Financial Statements (IFRS)
(Reference 2)	Reconciliation with Japanese GAAP

This document contains a summary of Sumitomo Mitsui Financial Group, Inc.’s consolidated financial information under International Financial Reporting Standards (“IFRS”) that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on July 29, 2011. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of Sumitomo Mitsui Financial Group, Inc.’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, ” intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

(In millions)

	At March 31, 2010	At March 31, 2011
Assets:
Cash and deposits with banks	¥6,239,398	¥9,436,358
Call loans and bills bought	1,127,035	862,667
Reverse repurchase agreements and cash collateral on securities borrowed	5,697,669	5,051,053
Trading assets	3,258,779	3,315,153
Derivative financial instruments	5,061,542	4,975,973
Financial assets at fair value through profit or loss	2,092,383	2,132,348
Investment securities	23,152,188	34,662,106
Loans and advances	71,634,128	71,020,329
Investments in associates and joint ventures	289,141	201,135
Property, plant and equipment	993,171	1,039,483
Intangible assets	710,235	769,677
Other assets	1,574,769	1,924,070
Current tax assets	40,362	53,708
Deferred tax assets	1,122,129	1,026,867

Total assets	¥122,992,929	¥136,470,927

Liabilities:
Deposits	¥85,697,973	¥90,469,098
Call money and bills sold	2,119,558	2,629,407
Repurchase agreements and cash collateral on securities lent	5,437,449	6,439,598
Trading liabilities	1,592,625	1,623,918
Derivative financial instruments	4,756,695	4,725,261
Borrowings	7,321,484	12,548,358
Debt securities in issue	5,323,156	5,890,388
Provisions	32,236	96,353
Other liabilities	3,066,327	4,422,166
Current tax liabilities	58,978	49,448
Deferred tax liabilities	24,778	25,727

Total liabilities	115,431,259	128,919,722

Equity:
Capital stock	2,337,896	2,337,896
Capital surplus	1,081,432	1,081,556
Retained earnings	1,663,618	1,974,069
Other reserves	555,289	280,783
Treasury stock	(124,062)	(171,761)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,514,173	5,502,543
Non-controlling interests	2,047,497	2,048,662

Total equity	7,561,670	7,551,205

Total equity and liabilities	¥122,992,929	¥136,470,927

Consolidated Income Statement

(In millions, except per share data)

	For the fiscal year ended March 31,
	2010	2011
Interest income	¥1,766,047	¥1,720,181
Interest expense	346,810	311,056

Net interest income	1,419,237	1,409,125

Fee and commission income	650,437	806,704
Fee and commission expense	121,716	132,560

Net fee and commission income	528,721	674,144

Net trading income	330,130	324,479
Net income from financial assets at fair value through profit or loss	75,579	30,116
Net investment income	178,552	235,911
Other income	232,334	204,470

Total operating income	2,764,553	2,878,245

Impairment charges on financial assets	258,641	433,928

Net operating income	2,505,912	2,444,317

General and administrative expenses	1,096,957	1,293,546
Other expenses	236,760	212,292

Operating expenses	1,333,717	1,505,838

Share of post-tax loss of associates and joint ventures	37,461	5,796

Profit before tax	1,134,734	932,683

Income tax expense	488,041	361,165

Net profit for the fiscal year	¥646,693	¥571,518

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥528,692	¥464,007
Non-controlling interests	118,001	107,511

Earnings per share:
Basic	¥511.51	¥328.32
Diluted	481.59	328.31

Consolidated Statement of Comprehensive Income

(In millions)

	For the fiscal year ended March 31,
	2010	2011
Net profit for the fiscal year	¥646,693	¥571,518

Other comprehensive income:
Available-for-sale financial assets:
Gains (losses) arising during the fiscal year, before tax	616,762	(349,080)
Reclassification adjustments for (gains) losses included in net profit, before tax	(77,339)	10,957

Exchange differences on translating foreign operations:
Losses arising during the fiscal year, before tax	(15,009)	(121,593)
Reclassification adjustments for (gains) losses included in net profit, before tax	2	(505)
Share of other comprehensive income (loss) of associates and joint ventures	9,960	(4,225)
Income tax relating to components of other comprehensive income	(219,887)	146,520

Other comprehensive income (loss) for the fiscal year, net of tax	314,489	(317,926)

Total comprehensive income for the fiscal year	¥961,182	¥253,592

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥855,665	¥189,372
Non-controlling interests	105,517	64,220

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2011
	Total equity	Net profit
IFRS	¥7,551.2		¥571.5
Differences arising from different accounting for:
1. Scope of consolidation	79.5		(30.2)
2. Derivative financial instruments	101.6		(97.3)
3. Investment securities	(43.4)		19.2
4. Loans and advances	(140.9)		62.8
5. Investments in associates and joint ventures	51.8		0.4
6. Property, plant and equipment	1.1		(3.0)
7. Lease accounting	(20.9)		9.2
8. Defined benefit plans	64.7		(48.6)
9. Deferred tax assets	(469.4)		85.8
10. Foreign currency translation	-		(9.9)
Other	(90.0)		(8.0)
Tax effect of the above	46.8		34.6
Japanese GAAP	¥7,132.1	¥	*586.5

(*)	Includes a net profit of 110.6 billion yen attributable to non-controlling interests.

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” disclosed in the annual report on Form 20-F filed on July 29, 2011 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMFG Group consolidated an entity when it “controls” the entity. Control is generally presumed to exist when the SMFG Group has the power to govern the financial and operating policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

A special purpose entity (“SPE”) is consolidated under IFRS when the substance of the relationship between the SPE and the SMFG Group indicates that the SPE is controlled by the SMFG Group. Therefore certain SPEs such as securitization vehicles and investment funds which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMFG Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMFG Group does not apply hedge accounting under IFRS and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect the spread between bid and asking prices, as well as credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the last 1-month average of the closing transaction prices can be used for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMFG Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as the incurred but not yet identified (“IBNI”) losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized, without limiting the period over which the temporary difference can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairments on loans and advances and investment securities which can not be utilized within the specified period are not recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.